PROSPECTUS SUPPLEMENT	Filed pursuant to Rule
(To Prospectus dated October 22, 2021)	424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933

Registration Statement No. 333-260254

MONEYLION INC.

Class A Common Stock
Warrants to Purchase Class A Common Stock

Recent Developments

This prospectus supplement (the “Prospectus Supplement”) is being filed to update and supplement the information contained in the prospectus dated October 22, 2021 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in our Current Report on Form 8-K, dated March 30, 2022, which was filed with the Securities and Exchange Commission on March 30, 2022 (the “8-K”).

Accordingly, we have attached the 8-K to this Prospectus Supplement.

This Prospectus Supplement, together with the Prospectus, is to be used by the selling shareholders listed in the Prospectus in connection with offers and sales from time to time of the Class A common stock and warrants to purchase Class A common stock of MoneyLion Inc.

April 1, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2022 (March 24, 2022)

MONEYLION INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39346	85-0849243
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West 21st Street, 9th Floor,

New York, NY 10010

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 380-1735

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ML	The New York Stock Exchange
Redeemable warrants: each whole warrant exercisable for one share of Class A common stock, par value $0.0001	ML WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 24, 2022 (the “Closing Date”), MoneyLion Technologies Inc. (the “Company”), a Delaware corporation and the direct, wholly-owned subsidiary of MoneyLion Inc. (“MoneyLion”), entered into a Credit Agreement (the “Credit Agreement”) with certain financial institutions from time to time party thereto (together with their respective successors and permitted assigns, the “Lenders”), as lenders, and Monroe Capital Management Advisors, LLC, a Delaware limited liability company (“Monroe Capital”), as administrative agent and lead arranger, which provides for the following:

●	$70.0 million aggregate principal amount of term loans (the “Term A-1 Loans”), available to be drawn at the Closing Date;

●	$20.0 million aggregate principal amount of term loans (the “Term A-2 Loans”), which replaces the $20.0 million aggregate principal amount of term loans outstanding under the Company’s existing second-lien loan facility with affiliates of Monroe Capital (the “Second Lien Loan Facility”), as described further below;

●	$20.0 million aggregate principal amount of delayed draw term loans (the “Term B Loans”), which are available to be drawn for a period of 18-months following the Closing Date, subject to certain conditions set forth in the Credit Agreement; and

●	subject to certain conditions set forth in the Credit Agreement, the ability to incur incremental commitments of up to $60.0 million aggregate principal amount of Term A-1 Loans or Term B Loans (the “Incremental Term Loans”; the Term A-1 Loans, the Term A-2 Loans, the Term B Loans and, if applicable, the Incremental Term Loans, collectively, the “Term Loans”).

In connection with the foregoing, the Company borrowed Term A-1 Loans in an aggregate principal amount of $70.0 million. Proceeds of the Term A-1 Loans were used (a) to repay in full the approximately $24.0 million aggregate principal amount outstanding under the Company’s existing first-lien loan facility (the “SVB Facility”) with Silicon Valley Bank, as lender (“Silicon Valley Bank”), including accrued and unpaid interest and related fees, as described further under Item 1.02 below, (b) to pay transaction-related fees and expenses and (c) for general corporate purposes and working capital needs of the Company and its subsidiaries. With respect to the Term A-2 Loans, pursuant to the Credit Agreement, the Lenders thereunder were deemed to have rolled over their loans under the Second Lien Loan Facility in the same aggregate principal amount as their respective commitments with respect to the Term A-2 Loans, following which all obligations in respect of the Second Lien Loan Facility were deemed to be satisfied and paid in full. For additional information with respect to the Second Lien Loan Facility, see Note 9. “Debt” to MoneyLion’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included in MoneyLion’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 17, 2022.

The Term A-1 Loans and Term B Loans bear annual interest, payable monthly, at a floating rate measured by reference to, at the Company’s option, either (a) a base rate then in effect (equal to the greater of (i) the federal funds rate plus 0.50%, (ii) the prime rate, (iii) 2.00% and (iv) an adjusted one-month Secured Overnight Financing Rate (“SOFR”) (subject to a floor of 1.00%) plus 1.00%) plus an applicable margin ranging from 6.00% to 8.25% per annum, depending on whether the “EBITDA Trigger Date” has occurred, the Company’s “Enterprise Value” and, once the EBITDA Trigger Date has occurred, its “Total Debt to EBITDA Ratio” (as such terms are defined in the Credit Agreement) or (b) an adjusted one-month or three-month SOFR (subject to a floor of 1.00%) plus an applicable margin ranging from 7.00% to 9.25% per annum, depending on whether the EBITDA Trigger Date has occurred, the Company’s Enterprise Value and, once the EBITDA Trigger Date has occurred, its Total Debt to EBITDA Ratio. The Term A-2 Loans bear annual interest, payable monthly, at the greater of (i) 12% and (ii) a floating rate measured by reference to the prime rate plus 5.75% per annum, subject to a cap of 15%.

The Term A-1 Loans and the Term B Loans mature on the fourth anniversary of the Closing Date, and the Term A-2 Loans mature on May 1, 2023. The Term Loans may be prepaid at the Company’s option at any time, in minimum principal amounts, and are subject to mandatory prepayment in an amount equal to 100% of the net cash proceeds upon the occurrence of certain asset dispositions and equity and debt offerings, 100% of certain extraordinary cash receipts and 0-50% of certain excess cash flow, in each case as specified in the Credit Agreement and subject to certain reinvestment rights as set forth in the Credit Agreement. Upon the occurrence of certain triggering events, including any prepayment of any Term Loans for any reason (subject to limited exceptions), the Company is required to pay a premium ranging from 0.00% to 3.00% of the principal amount of such prepayment depending on the Term Loans repaid and the date of the prepayment, plus, in the case of any Term Loans other than Term A-2 Loans and in the event the prepayment occurs within 12 months after the Closing Date, all interest that would have otherwise been payable on the amount of the principal prepayment from the date of prepayment to and including the date that is 12 months after the Closing Date.

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including financial covenants with respect to minimum adjusted revenue, EBITDA, liquidity and unrestricted cash. The negative covenants, among other things, limit or restrict the ability of the “Loan Parties” (as defined in the Credit Agreement) and their subsidiaries to: incur additional indebtedness; incur additional liens; make dividends, distributions and other restricted payments; merge, consolidate, sell, transfer, dispose of, convey or lease assets or equity interests; purchase or otherwise acquire assets or equity interests; modify organizational documents; enter into certain transactions with affiliates; enter into restrictive agreements; engage in other business activities; and make investments.

The obligations under the Credit Agreement will be guaranteed by MoneyLion, as parent, and each direct and indirect existing and future wholly-owned subsidiary of the Company, other than special purpose entities, certain foreign subsidiaries, certain regulated subsidiaries and certain other excluded subsidiaries (the “Guarantors”). The obligations of the Company and each Guarantor will be secured by a perfected, first-priority security interest in substantially all tangible and intangible assets of the Company and each Guarantor, subject to certain customary exceptions.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 1.02. Termination of a Material Definitive Agreement.

On March 24, 2022, in connection with the entry into the Credit Agreement and the repayment in full of the approximately $24.0 million aggregate principal amount outstanding under the SVB Facility, plus accrued and unpaid interest and related fees, with a portion of the proceeds of the Term A-1 Loans, the Company terminated the Loan and Security Agreement, dated as of July 1, 2020 and as amended through the Fifth Loan Modification Agreement, dated December 29, 2021, by and among Silicon Valley Bank, the Company and ML Plus LLC.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 above with respect to the Credit Agreement is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
10.1†	Credit Agreement, dated as of March 24, 2022, by and among MoneyLion Technologies Inc., as borrower, the various financial institutions party thereto, as lenders, and Monroe Capital Management Advisors, LLC, as administrative agent and lead arranger.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain schedules and exhibits to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5), or certain portions of this exhibit have been redacted pursuant to Regulation S-K Item 601(b)(iv). The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit or an unredacted copy of the exhibit, as applicable, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONEYLION INC.

	By:	/s/ Diwakar Choubey
		Name:	Diwakar Choubey
		Title:	Chief Executive Officer and President

Date: March 30, 2022

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